J. M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwalker85@earthlink.net

303-482-2731 facsimile

March 30, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

American Business Services, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 19, 2011

File No. 333-177525

Dear Ms. Wray:

We have reviewed the comment letter dated February 24, 2012 and have the following responses.

Risk Factors, page 9

General

1.

Given the disclosure on page 42 that you currently have nine shareholders, it appears reasonably likely that you may have less than 300 record shareholders at the end of your next fiscal year following effectiveness of the pending Form S-1, at which point your Section 15(d) obligations would be automatically suspended, if you do not have a class of securities registered under Section 12 of the Exchange Act. Please provide risk factor disclosure that addresses these circumstances and the resulting risks to potential investors.

Disclosure has been added as Risk Factor 18, addressing the situations and resulting risks to potential investors.

Description of Business

Competition, page 23

2.

As previously requested in prior comment 5, please provide support for the statement at the bottom of page 23 that “ABS believes [it] can be competitive” in the XBRL preparation market.

The disclosure has been deleted for clarity.

Use of Proceeds, page 26

3.

Please provide support for the following assertion: “[I]t is anticipated that any person added to our staff, whether it be for consulting or for preparing documents for filing with EDGAR, will immediately generate revenue that would cover whatever additional expenses they might incur.”

The disclosure has been deleted for clarity.

Reports to Security Holdings, page 25

4.

You disclose that you intend to become a “fully reporting company under the requirements of the Exchange Act.” Unless the company registers a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, for example by filing a registration statement on Form 8-A, it is inappropriate to indicate that the company will be “fully reporting,” as it will report pursuant to Section 15(d) of the Exchange Act and accordingly will not be subject to certain reporting requirements, such as the proxy rules.

Please tell us whether you intend to register a class of securities under the Exchange Act in connection with your initial public offering on Form S-1. If not, please revise your disclosure here to avoid suggesting that the company will be “fully reporting.” In addition, remove the references to your proxy filings on pages 13 and 25 if you will not be subject to the proxy rules. Further, please provide appropriate risk disclosure to alert investors to the more limited information and protections that will be available to them should the company initially be a Section 15(d) reporting company as opposed to a Section 13(d) reporting company.

The company does not intend to register a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934.  The disclosure has been updated to remove mention of proxy rules, the remove mention of being “fully reporting”, and an appropriate risk factor has been added.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.

We note your revised disclosure in response to prior comment 10. Please revise to quantify the amount of notes outstanding as of December 31, 2010 and December 31, 2011 as well as the amount of associated allowance for doubtful accounts consistent with the respective amounts as reported in your financial statements. As previously requested, please revise to discuss any collection delays and uncertainties regarding the outstanding receivables. Refer to Item 303(a)(1) of Regulation S-K.

The disclosure has been revised to quantify the notes outstanding as of December 31, 2010 and 2011, as well as to discuss that there have been no collection delays or uncertainties regarding the outstanding receivables.

Consolidated Financial Statements

General

6.

Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year since your next filing will be 45 days after the year end if the company expects to be reporting a pre-tax loss during the most recently completed fiscal year. Please provide updated disclosure throughout your filing, including in Management’s Discussion and Analysis.

The disclosure has been updated with audited financial statements of the most recently completed fiscal year.

Exhibit 23.1

7.

We note the revised consent filed in response to prior comment 19. Your auditor’s consent refers to the audit report dated June 28, 2011 which is not consistent with the date of the audit report included in this amendment. In your next amendment, please include an updated consent that refers to the appropriate date of the audit report.

An updated auditor’s consent has been added to the document as Exhibit 23.1.  This updated consent refers to the appropriate audit report date.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

cc:

Via E-Mail Jody M. Walker

J. M. Walker & Associates

Attorneys At Law

Sincerely, /s/ Katherine Wray

Katherine Wray

Attorney-Advisor